Annual Information Form

For the Year Ended September 30, 2011

March 14, 2012

CAUTIONARY STATEMENTS

Forward-Looking Statements and Information

Certain statements and information in this document may constitute forward-looking statements or forward-looking information (collectively, "forward-looking statements") which involve substantial known and unknown risks and uncertainties. Forward-looking statements are statements that are not historical fact and are generally identified by words such as "believes", "anticipates", expects", "estimates", "pending", "intends", "plans" or similar words suggesting future outcomes. These statements and information are only predictions and actual events or results may differ materially.  Although the Corporation believes that the expectations reflected in the forward-looking statements and information are reasonable, it cannot guarantee future results, levels of activity, performance or achievement since such expectations are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies.  Many factors could cause the Corporation's actual results to differ materially from those expressed or implied in any forward-looking statements and information made by, or on behalf of, the Corporation.

In particular, forward-looking statements included in this Annual Information Form ("AIF") include, but are not limited to:

·	planned exploration activity including both expected drilling and geological and geophysical related activities;
·	future crude oil, natural gas or natural gas liquids prices;
·	future sources of funding for our capital program;
·	government or other regulatory consent for exploration, development or acquisition activities;
·	future capital expenditures and their allocation to exploration and development activities;
·	future asset acquisitions or dispositions;
·	future debt levels;
·	possible commerciality;
·	development plans or capacity expansions;
·	future sources of liquidity, cash flows and their uses;
·	future drilling of new wells;
·	ultimate recoverability of current and long-term assets;
·	ultimate recoverability of reserves or resources;
·	expected operating costs;
·	future foreign currency exchange rates;
·	future market interest rates;
·	future expenditures and future allowances relating to environmental matters;
·	dates by which certain areas will be developed; and
·	changes in any of the foregoing.

In addition, statements relating to "resources" are forward-looking statements, as they involve the implied assessment, based on estimates and assumptions that the reserves and resources described exist in the quantities predicted or estimated, and can be profitably produced in the future.

By their nature, forward-looking statements and information involve assumptions, inherent risks and uncertainties, many of which are difficult to predict, and are usually beyond the control of management, that could cause actual results to be materially different from those expressed by these forward-looking statements and information. Risks and uncertainties include, but are not limited to, volatility in market prices for crude oil and natural gas; industry conditions; volatility of commodity prices; currency fluctuation; imprecision of resource estimates; liabilities inherent in crude oil and natural gas operations; environmental risks; incorrect assessments of the value of acquisitions and exploration and development programs; competition from other producers; the lack of availability of qualified personnel or management; changes in income tax laws or changes in property tax laws relating to the oil and gas industry; hazards such as fire, explosion, blowouts, cratering, and spills, each of which could result in substantial damage to wells, production facilities, other property and the environment or in personal injury; stock market volatility; ability to access sufficient capital from internal and external sources; and other risks identified in this AIF under the heading "Risk Factors".

With respect to forward-looking statements and information contained in this AIF, Zodiac has made assumptions regarding: the success of exploration and development activities, the impact of increasing competition; that the economic and political environment in which the Corporation operates will remain stable; that the Corporation will be able to obtain qualified staff, that equipment and services will be available in a timely and cost efficient manner; positive drilling results; that the operator of the projects in which the Corporation has an interest will operate the field in a safe, efficient and effective manner; that the Corporation will be able to obtain financing on acceptable terms when necessary; the ability to prove up, acquire and expand oil and natural gas reserves through acquisition, development or exploration; the timing and costs of pipeline, storage and facility construction and expansion; the ability of the Corporation to secure adequate product transportation; future oil and natural gas prices; currency, exchange and interest rates; the regulatory framework regarding royalties, taxes and environmental matters in the jurisdictions in which the Corporation operates; and that the Corporation will be able to successfully market its oil and natural gas products upon commencement of production.

Readers are cautioned that the foregoing lists of risks and assumptions are not exhaustive.  Additional information on these and other factors that could affect Zodiac's operations and financial results are included in reports on file with Canadian securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com).  Although the forward-looking statements contained herein are based upon what management believes to be reasonable assumptions, management cannot assure that actual results will be consistent with these forward-looking statements.  Investors should not place undue reliance on forward-looking statements or information.  Forward-looking statements and information contained in this AIF are made as of the date of this AIF and the Corporation disclaims any intent or obligation to update publicly any forward-looking statements or information, whether as a result of new information, future events or results or otherwise, other than as required by applicable securities laws.

Analogous Information

Certain noted geological, production and other information in respect of oil and gas activities provided in this AIF may constitute "analogous information", such as certain geological data and test results from wells described under "Description of Principal Properties".  The date and source of such information has been provided in proximity to any analogous information contained in this AIF.  Zodiac believes the information is relevant as it helps to define the reservoir characteristics in which Zodiac may have an interest.  The Corporation is unable to confirm that the analogous information was prepared by a qualified reserves evaluator or auditor or in accordance with the COGEH and therefore, the reader is cautioned that the data relied upon by Zodiac may be in error and/or may not be analogous to Zodiac's land holdings.

CONVENTIONS

Certain terms used herein are defined in the "Glossary".  Unless otherwise indicated, references herein to "$" or "dollars" are to Canadian dollars.  All financial information with respect to the Corporation has been presented in Canadian dollars in accordance with generally accepted accounting principles in the United States of America.

ABBREVIATIONS

Oil and Natural Gas Liquids		Natural Gas

bbl	barrel	Mcf	thousand cubic feet
bbls	barrels	MMcf	million cubic feet
Mbbls	thousand barrels	bcf	billion cubic feet
bbls/d	barrels of oil per day	Mcf/d	thousand cubic feet per day
MMbbls	million barrels	MMcf/d	million cubic feet per day
NGLs	natural gas liquids (consisting of any one or more of propane, butane and condensate)	m3 MMbtu	cubic metres million British Thermal Units
mstb	thousand stock tank barrels of oil	psi	pounds per square inch
bopd	barrels of production per day	GJ	gigajoule
e3m3	thousand cubic metres	GJ/d	gigajoules per day
e3m3/d	thousands cubic metres per day	kpa	kilopascals

Other

BOE
barrel of oil equivalent, using the conversion factor of six (6) Mcf of natural gas being equivalent to one bbl of oil.  The conversion factor used to convert natural gas to oil equivalent is not necessarily based upon either energy or price equivalents at this time.

BOE/d	barrel of oil equivalent per day.
Mcfge	thousand cubic feet of gas equivalent.
Bcfge	billion cubic feet of gas equivalent.
MBOE	thousand barrels of oil equivalent.
MMBOE	million barrels of oil equivalent.
WTI	West Texas Intermediate, the reference price paid in U.S. dollars, at Cushing, Oklahoma for crude oil of standard grade.
API	an indication of the specific gravity of crude oil measured on the API gravity scale. Liquid petroleum with a specified gravity of 28° API or higher is generally referred to as light crude oil.
km	kilometres

BOEs and Mcfges may be misleading, particularly if used in isolation.  A BOE conversion ratio of 6 Mcf: 1 bbl and a Mcfge conversion ratio of 1 bbl: 6 Mcf is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

CONVERSION

The following table sets forth certain standard conversions between Standard Imperial Units and the International System of Units (or metric units).

To Convert From	To	Multiply By
Mcf	cubic metres	28.174
cubic metres	cubic feet	35.494
bbls	cubic metres	0.159
cubic metres	bbls oil	6.290
feet	metres	0.305
metres	feet	3.281
miles	kilometres	1.609
kilometres	miles	0.621
acres	hectares	0.400
hectares	acres	2.500

GLOSSARY OF TERMS

In this AIF, unless the context otherwise requires, the following words and phrases shall have the meanings set forth below:

"ABCA" means the Business Corporations Act (Alberta), as amended, including all regulations promulgated thereunder;

"affiliate" means a company that is affiliated with another company as described below.

A company is an "affiliate" of another company if:

(a)	one of them is the subsidiary of the other, or

(b)	each of them is controlled by the same Person.

A company is "controlled" by a Person if:

(a)	voting securities of the company are held, other than by way of security only, by or for the benefit of that Person, and

(b)	the voting securities, if voted, entitle the Person to elect a majority of the directors of the company.

A Person beneficially owns securities that are beneficially owned by:

(c)	a company controlled by that Person, or

(d)	an affiliate of that Person or an affiliate of any company controlled by that Person;

"AcquisitionCo" means 1543081 Alberta Ltd., a corporation incorporated pursuant to the ABCA;

"Arrangement" means the arrangement involving Peninsula, Zodiac PrivateCo and AcquisitionCo pursuant to and in accordance with the Arrangement Agreement and Plan of Arrangement;

"Arrangement Agreement" means the Arrangement Agreement dated as of August 18, 2010 among Peninsula, Zodiac and AcquisitionCo, a copy of which is available under the Corporation's SEDAR profile at www.sedar.com;

"Arrangement Escrow" means the escrow imposed on certain of the Common Shares pursuant to the Arrangement;

"Bayswater" means Bayswater Exploration & Production, LLC;

"BCBCA" means the Business Corporations Act (British Columbia), as amended, including all regulations promulgated thereunder;

"COGEH" means the Canadian Oil and Gas Evaluation Handbook prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum;

"Common Shares" means the voting common shares in the capital of the Corporation;

"company" unless specifically indicated otherwise, means a corporation, incorporated association or organization, body corporate, partnership, trust, association or other entity other than an individual;

"Exchange" means the TSX Venture Exchange Inc.;

"Final Exchange Bulletin" means the bulletin issued by the Exchange following closing of the Arrangement which evidenced the final acceptance by the Exchange of the Arrangement;

"GORR" means gross overriding royalty;

"insider" if used in relation to an issuer, means:

(e)	a director or senior officer of the issuer,

(f)	a director or senior officer of the issuer that is an insider or subsidiary of the issuer,

(g)	a Person that beneficially owns or controls, directly or indirectly, voting shares carrying more than 10% of the voting rights attached to all outstanding voting shares of the issuer, or

(h)	the issuer itself if it holds any of its own securities;

"Insider Escrow Agreement" means the escrow agreement dated September 28, 2010 among Zodiac, Olympia and certain insiders of the Corporation;

"Jaguar Farmout Lands" means the lands subject to the Jaguar Farmout Agreement;

"Jaguar Farmout Agreement" means the farmout agreement dated effective May 27, 2009 between Zodiac PrivateCo and Bayswater;

"Jaguar Pooling Agreement" means the pooling agreement among Zodiac Corp., Vintage and Bayswater;

"Joint Information Circular" means the joint information circular of Peninsula and Zodiac PrivateCo dated August 27, 2010 a copy of which is available under the Corporation's SEDAR profile at www.sedar.com;

"NI 51-101" means National Instrument 51-101 – Standards of Disclosure for Oil and Gas Activities;

"NI 51-102" means National Instrument 51-102 – Continuous Disclosure Obligations;

"Olympia" means Olympia Trust Company;

"P&NG" means petroleum and natural gas;

"Panther Acquisition Agreement" means the acquisition agreement dated November 3, 2010 between Zodiac and Bayswater;

"Panther Assets" means the approximately 21,500 acres of land located in Kings and Kern Counties in California as set out in the Panther Acquisition Agreement;

"Peninsula" means Peninsula Resources Ltd., a corporation incorporated pursuant to the BCBCA and continued under the ABCA as Zodiac;

"Peninsula Barbados" means Peninsula Resources Barbados Ltd., a corporation incorporated under the laws of Barbados and a wholly-owned subsidiary of Zodiac;

"Peninsula Warrants" means the warrants to purchase Common Shares issued by the Corporation prior to the Arrangement, exercisable at a price of $0.125 per Common Share until April 21, 2011;

"Person" means an individual or company;

"Plan of Arrangement" means the plan of arrangement attached as Schedule "C" to the Joint Information Circular;

"Registrar" means the Registrar of Corporations or a Deputy Registrar of Corporations appointed under section 263 of the ABCA;

"SEDAR" means the System for Electronic Document Analysis and Retrieval of the Canadian Securities Administrators, accessible at www.sedar.com;

"SPE-PRMS" means the Society of Petroleum Engineers – Petroleum Resources Management System;

"Stock Option Plan" means the stock option plan of the Corporation;

"Tearlach Barbados" means Tearlach Resource (Barbados) Limited, a corporation incorporated under the laws of Barbados;

"Triangle" means Triangle Petroleum Corporation, a corporation incorporated under the laws of the State of Nevada, USA;

"USGS" means United States Geological Survey;

"Vintage" means Vintage Production California LLC, a wholly-owned subsidiary of Occidental Petroleum Corp.;

"Zodiac" or the "Corporation" means Zodiac Exploration Inc., a corporation continued pursuant to the ABCA;

"Zodiac Board" means the board of directors of Zodiac;
"Zodiac Corp." means Zodiac Exploration Corp., a corporation amalgamated under the ABCA and being the corporation resulting from the amalgamation of Zodiac PrivateCo and AcquisitionCo;

"Zodiac Energy" means Zodiac Energy LLC, a limited liability corporation incorporated under the laws of the State of Nevada, USA;

"Zodiac Kentucky" means Zodiac Kentucky LLC, a limited liability corporation incorporated under the laws of the State of Nevada, USA;

"Zodiac Options" means stock options to acquire Common Shares granted pursuant to the Stock Option Plan;

"Zodiac Performance Warrants" means the performance warrants to purchase, in the aggregate, 10,150,000 Common Shares, exercisable at a price of $0.207 per Common Share until April 6, 2015;

"Zodiac PrivateCo" means Zodiac Exploration Corp., a corporation incorporated pursuant to the ABCA;

"Zodiac Series I Warrants" means the warrants to purchase 45,675,000 Common Shares, exercisable at a price of $1.035 per Common Share until February 10, 2012;

"Zodiac Series II Warrants" means the warrants to purchase 27,037,061 Common Shares, exercisable at a price of $0.414 per Common Share until March 17, 2015 (as to 13,883,242 Zodiac Series II Warrants), April 1, 2015 (as to 12,121,661 Zodiac Series II Warrants) and April 9, 2015 (as to 1,032,158 Zodiac Series II Warrants);

"Zodiac Shareholders" means the holders of Common Shares;

"Zodiac USA" means Zodiac USA Corp., a corporation incorporated under the laws of the State of Nevada, USA; and

"Zodiac Warrants" means the Peninsula Warrants, the Zodiac Series I Warrants and the Zodiac Series II Warrants.

Certain other terms used herein but not defined herein are defined in NI 51-101 and, unless the context otherwise requires, shall have the same meanings herein as in NI 51-101.

All dollar amounts herein are in Canadian dollars, unless otherwise stated.

DATE OF INFORMATION

Unless otherwise specified, information in this AIF is as at the end of the Corporation's most recently completed financial period, being September 30, 2011.

CORPORATE STRUCTURE

Corporate Information

Zodiac Exploration Inc. was continued under the ABCA on September 28, 2010.  The head office of the Corporation is located at Suite 400, 1324 – 17th Avenue S.W. Calgary, Alberta T2T 5S8, and the registered office of the Corporation is located at Suite 2400, 525 – 8th Avenue S.W., Calgary, Alberta T2P 1G1.

Inter-corporate Relationships

The material subsidiaries owned by Zodiac as at September 30, 2011 are as set out in the following organizational chart:

Background

Zodiac was formed in connection with the Arrangement which was completed on September 28, 2010, whereby Peninsula, pursuant to a reverse takeover transaction, acquired all of the outstanding shares of Zodiac PrivateCo.  The Arrangement entailed the amalgamation of Zodiac PrivateCo with AcquisitionCo (subsequently named Zodiac Exploration Corp.), which at that time was a wholly-owned subsidiary of Peninsula.  Upon completion of the Arrangement, Peninsula changed its name to "Zodiac Exploration Inc."  In connection with the Arrangement, Zodiac PrivateCo shareholders exchanged their shares in Zodiac PrivateCo for shares of Peninsula on the basis of 1.45 Common Shares for each common share of Zodiac PrivateCo held.  The warrants, performance warrants and stock options issued by Zodiac PrivateCo prior to the Arrangement remain outstanding following completion of the Arrangement and are now convertible, in accordance with their terms, into Common Shares on the basis of 1.45 Common Shares for each one stock option, warrant or performance warrant of Zodiac PrivateCo until such securities are exercised, forfeited, cancelled or otherwise expire.  Zodiac changed its fiscal year from June 30 to September 30, effective September 30, 2010.

Peninsula was incorporated pursuant to the ABCA on February 22, 1994, in the Province of Alberta under the name "Nugget Resources Inc."  On March 12, 2008, Peninsula was continued under the BCBCA into British Columbia.  On May 9, 2008, the name of the company was changed to "Peninsula Resources Ltd."  On March 13, 2009, Peninsula acquired all of the issued and outstanding shares of Tearlach Barbados from Tearlach Resources Limited.  Tearlach Barbados was acquired to participate in potential acquisitions by Peninsula, although no such transactions have occurred to date.  On April 16, 2009, Tearlach Barbados changed its name to "Peninsula Resources (Barbados) Limited."  On June 17, 2010, Peninsula incorporated AcquisitionCo under the ABCA as a wholly-owned subsidiary of Peninsula for the sole purpose of participating in the Arrangement.

Zodiac PrivateCo was incorporated pursuant to the ABCA on June 12, 2008.  On May 4, 2009, Zodiac USA was incorporated as a wholly-owned subsidiary of Zodiac PrivateCo.  Zodiac USA simultaneously established Zodiac Kentucky, and on June 18, 2009, established Zodiac Energy.  Zodiac Kentucky and Zodiac Energy were established to carry on oil and gas exploration and development activities in the states of Kentucky and California, respectively and are both wholly-owned subsidiaries of Zodiac USA.  In December of 2009, Zodiac PrivateCo disposed of all of its assets in Kentucky and as of the date hereof, Zodiac Kentucky is currently inactive.

GENERAL DEVELOPMENT OF THE BUSINESS

History of Zodiac

Pre-2010

On May 9, 2008, the Corporation completed a fifteen for one share consolidation, changed its name to "Peninsula Resources Ltd." and began trading on the NEX exchange under the ticker symbol "PNU.H".

On July 3, 2008, the Corporation completed a non-brokered private placement of 1,955,000 units at a price of $0.17 per unit.  Each unit was comprised of one common share and one common share purchase warrant exercisable at $0.225 per share for a term of one year.

In February, 2009, the Corporation issued 500,664 common shares at $0.225 per share upon the exercise of warrants for total proceeds of $112,645.

On March 13, 2009, the Corporation acquired Tearlach Barbados which name was subsequently changed to "Peninsula Resources (Barbados) Limited."

On July 2, 2009, the Corporation issued 199,999 common shares at $0.225 per share upon the exercise of warrants for total proceeds of $45,000.

On July 3, 2009, 1,234,357 warrants expired unexercised.

2010

On April 21, 2010, the Corporation completed a non-brokered private placement of 5,000,000 units for $0.10 per unit for gross proceeds of $500,000.  Each unit consisted of one Common Share and one Peninsula Warrant.

On June 3, 2010 the Corporation entered into a letter agreement with Zodiac PrivateCo which set out the general terms of a potential business combination between the two companies.

On August 19, 2010 the Corporation entered into the Arrangement Agreement with Zodiac PrivateCo which set out the terms of the Arrangement.

On September 2, 2010 Zodiac PrivateCo completed a private placement of 98,039,200 subscription receipts which were convertible into 98,038,200 common shares of Zodiac PrivateCo and then immediately into 142,156,840 Common Shares, upon completion of the Arrangement.

On September 28, 2010, the Corporation completed the Arrangement and was renamed "Zodiac Exploration Inc."  Pursuant to the Arrangement, all shares of Zodiac PrivateCo were exchanged on the basis of 1.45 Common Shares for each outstanding share of Zodiac PrivateCo.  In total, 308,721,985 Common Shares were issued to the shareholders of Zodiac PrivateCo in connection with the completion of the Arrangement.  Following completion of the Arrangement, on September 28, 2010, the board of directors of the Corporation was reconstituted with the former directors of Zodiac PrivateCo, which board of directors then appointed a new slate of officers of the Corporation comprised of the former officers of Zodiac PrivateCo.

On October 5, 2010, Zodiac received the Final Exchange Bulletin from the Exchange and began trading on the Exchange under the ticker symbol "ZEX" on October 6, 2010.

On November 3, 2010, the Corporation entered into the Panther Acquisition Agreement whereby Zodiac would acquire, through farm-in, a 74.5% working interest in the Panther Assets.  Total consideration paid by Zodiac for the Panther Assets was approximately US $8.4 million which was comprised of US $5.6 million in cash, US $1.9 million in Common Shares and a US $0.9 million credit in respect of future cash calls to be made by Zodiac to the seller.  In addition, as part of the earning arrangements of the farm-in agreement, Zodiac is required to pay approximately 92% of the costs to drill two wells to test the Monterey and Kreyenhagen formations.  Closing of the acquisition of the Panther Assets occurred January 31, 2011.

2011

4-9 Well:

On March 21, 2011, the Corporation completed the drilling of its first evaluation well located on the Jaguar prospect in Kings County, California (the "4-9 well").  The 4-9 well was spud on the 26th of December, 2010 and was drilled to a total depth of 14,961 feet into the Kreyenhagen formation and set with a production liner.  The drilling operations included the collection of 417 feet of core over six geological horizons within the Monterey, Whepley, Vaqueros and Kreyenhagen formations.  The well provided the Corporation with a data set of core and modern well log data over several prospective light oil resource targets within the formations cored.

Kreyenhagen Test:

The completion and testing program included two tests within the Kreyenhagen formation (the deepest formation intersected) within which the 4-9 well intersected greater than 650 feet of a total approximate regional thickness of 800 feet.

The first operation in the shale interval indicated that the Kreyenhagen shale in that particular horizon would not likely flow at commercial rates.  The second operation into a siltstone interval located in the upper part of the Kreyenhagen, where a twenty-four ton fracture stimulation was performed over a thirty foot interval.  The interval flowed 29 degree API oil at an average rate of 24 bbls/d over a nine day period prior to the well being shut in for a build up test.  Following the nine day flow period the pressure test analysis indicated significant formation damage (skin factor) of approximately +13.  The inflow performance relationship derived from the well test analysis demonstrated that a rate of 120 bbls/d could be achieved with a pressure drawdown of 60% and the removal of formation damage from +13 to 0.  The reservoir is over-pressured with a measured reservoir pressure of 12,800 psi and a gradient of approximately 0.9 psi per foot.  Porosity and permeability values derived from the well log analysis indicates effective siltstone porosity ranging between 10% and 13%, with permeability ranging between 0.4 and 3.0 millidarcies.

Lower Vaqueros:

The Corporation performed a forty-five ton fracture stimulation over a 30 foot interval in the Lower Vaqueros formation.  After the fracture stimulation operation, the 4-9 well flowed water at a stabilized rate of 57 bbls/day over a 19 day period.  The well was then shut in for a build up test.  The pressure test analysis indicated a successful fracture treatment, with a negative skin.  Prior to moving up-hole a total of 2,400 bbls of fluid was recovered from the zone.  The reservoir is overpressured with measured reservoir pressure of 10,980 psi and a gradient of approximately 0.8 psi per foot.

While the occurrence of water in the Lower Vaqueros test was unexpected, this test does not negate the Vaqueros formation as a target. Oil-bearing sandstones above the tested zone have been identified in core and on well logs in both the 4-9 and 1-10 wells but down-hole equipment limitations did not allow the Corporation to test these zones in the 4-9 well.  Further testing will be required to fully evaluate this formation.

Whepley:

The Whepley formation was tested following a sixty-seven ton fracture stimulation over a 30 foot interval.  This zone flowed 33 degree API oil at a stabilized rate of 13 bbls/day at a 40% pressure drawdown over a 9 day period prior to the well being shut in for a build up test.  The pressure test analysis indicated significant formation damage of approximately +7, which the Corporation believes can be addressed by optimizing stimulation procedures in future wells.  The forecast derived from the well test analysis demonstrated that a rate of 30 bbls per day could potentially be achieved with a pressure drawdown of 40% and the removal of formation damage from +7 to 0.  The reservoir is overpressured with 10,900 psi reservoir pressure and a gradient of approximately 0.8 psi per foot.

The Corporation has now completed its earning obligation on the Jaguar prospect as required under the Jaguar Farmout Agreement.

Warrant Exercise:

On June 6, 2011, Zodiac announced that it had received notices of exercise in respect of 31,175,000 of the outstanding Zodiac Series I Warrants.  The exercise of the Zodiac Series I Warrants was completed on June 6, 2011 and provided the Corporation with total gross proceeds of approximately $32,250,000. After giving effect to the exercise of the Zodiac Series I Warrants, there were 14,500,000 Zodiac Series I Warrants outstanding which subsequently expired on February 10, 2012.  See "Interests of Management and Others in Material Transactions".

1-10 Well:

The Corporation spud its second well in the Kettlemen City area on June 16, 2011 located on the Jaguar prospect in Kings County, California (the "1-10 well").  The 1-10 well reached a total depth of 16,940 feet on August 28, 2011, in the Cretaceous Moreno formation.

The 1-10 well, originally targeted to a total vertical depth of 15,240 feet, was deepened to test additional zones of interest including the Cretaceous Moreno formation, a significant source rock interval in this area, according to the USGS.  The well reached total depth at 16,950 feet on August 28, 2011 after intersecting sandstone, siltstone, and shale sections below the Kreyenhagen formation with high background gas readings and associated increases in C1-C5 on mud logs, and oil shows.  The Corporation encountered significant hydrocarbon response and pressures that exceeded 14,000 psi in the lowermost 250 feet of the wellbore, which required mud weight to be increased to 16.4 ppg prior to stopping drilling.  Subsequent analysis has confirmed that the Moreno in this area is in an oil generation phase.

Core Analysis:

The Corporation continues to conduct analysis and interpretation of the core and the suite of modern wireline well logs that were obtained from the 4-9 and 1-10 wells.  Zodiac expects to systematically identify and rank all potential reservoir targets and to further refine and implement a testing and appraisal program which will continue in 2012, using this data and the existing 3-D seismic.

Nova Scotia:

During the year ended September 30, 2011, the Corporation had minimal activities in the Windsor Basin in Nova Scotia.  The Corporation took a full impairment charge on its Nova Scotia assets in its second fiscal quarter upon assessing certain factors including (among others): intent to drill by the operator of the Windsor Basin project; remaining lease term; geological and geophysical evaluations; and drilling results.  As the operator was no longer allocating meaningful resources to continued evaluation; lack of proved reserves attributable to the property and no success to date in finding a joint venture partner to fund a drilling program, the Corporation felt that a full impairment charge was both reasonable and warranted.

September 30, 2011 to Present

1-10 Well:

The Corporation, after acquiring a full suite of logs, then plugged back the 1-10 well, which was completed in October 2011, and began drilling a horizontal leg into the Upper Kreyenhagen formation at approximately 14,551 feet.  The Corporation then completed drilling a 2,647 foot lateral into the Upper Kreyenhagen.  The horizontal operation is considered a key first step in proving the potential of the Upper Kreyenhagen formation, which is one of several primary plays identified on the Corporation's acreage to date.

The Upper Kreyenhagen zone, which was tested in the Corporation's 4-9 well, was cored in the 1-10 well.  The overlying source shales and the siltstone reservoir target were cored with a total 110 feet recovered of a total Kreyenhagen thickness of over 800 feet.  Examination of the data gathered to date over this horizon indicates there is significant natural fracturing (observed in magnetic resonance images and confirmed visually in core) and the presence of oil staining in fractures.  Detailed geologic mapping indicates the zone is present on at least 100 net sections of Zodiac acreage.  Several prospective lower zones in the Kreyenhagen have been identified and have not yet been tested.  The total thickness of the Kreyenhagen formation ranges from approximately 800 to 1,500 feet throughout Zodiac's acreage.  The Corporation anticipates that with continued wellbore design refinements, horizontal drilling should have widespread application in the Kreyenhagen and in the development of other plays that comprise Zodiac's portfolio.

The 1-10 horizontal well was stimulated using a water based gelled fluid with a multi stage completion system (ball drop system, 10 stages).  Despite surface and down hole equipment limitations during the stimulation and testing phases, the well flowed at a total fluid rate of 1780 barrels per day to 260 barrels per day from January 7th to January 24th, 2012.  These rates included 126 barrels per day to 60 barrels per day of 29 degree API oil, respectively.

The preliminary analysis of the flowing pressures and data from a brief shut in period indicated possible damage to the hydraulic fractures and reservoir. The damage could have resulted from the completion fluid (gel filter cake) or downhole obstruction generated by the inability to restrict the flow rate during the initial cleanup phase.

The Corporation subsequently conducted a foamed acid treatment on the well and then opened to flow with oil production averaging 50 barrels of oil per day over the first 72 hours at a wellhead flowing pressure of 1150 psi through a 20/64” choke.

Anticipated Changes in the Business of the Corporation

The Corporation actively reviews property acquisitions, oil and gas joint ventures and business combination opportunities on an ongoing basis.  The consummation of an acquisition, joint venture or business combination may result in a material change to the business of the Corporation.

Significant Acquisitions

Zodiac did not complete any significant dispositions or significant acquisitions for which disclosure is required under Part 8 of NI 51-102 within or since the end of the most recently completed financial year.

DESCRIPTION OF THE BUSINESS AND OPERATIONS

Exploration and Development Strategy

Zodiac's strategy and long range plan is to increase shareholder value through the acquisition and exploration of oil and gas assets which are characterized as resource plays, located in under-explored and or overlooked geographic areas. The Corporation is focused on high-impact resource and exploration opportunities and has secured a substantial position in the San Joaquin Basin in Central California.  These assets provide Zodiac Shareholders with exposure to multiple geologically diversified prospects and leads, in an under-explored petroleum system.  Zodiac's mission is to de-risk this portfolio of oil and gas prospects and leads, while generating additional prospects and leads, through continuous oil and gas exploration activities.

Zodiac aims to continue to identify prospective exploration targets in geologically favourable settings both within its existing land holdings and in similar settings elsewhere.  Zodiac will also consider opportunities to de-risk the portfolio through farm-outs or joint ventures and also through acquisitions and merger opportunities with a focus on resource opportunities principally in North America.

The Zodiac Board may, in its discretion, approve asset or corporate acquisitions or investments that do not conform to the guidelines discussed above based upon the Zodiac Board's consideration of the qualitative and quantitative aspects of the subject properties, including risk profile, technical upside, resource potential, reserve life, asset quality and management skill sets.

Specialized Skill and Knowledge

The Corporation relies on specialized skills and knowledge to gather, interpret and process geological and geophysical data, design, drill and complete wells, and numerous additional activities required to explore for oil and natural gas. The Corporation has employed a strategy of contracting consultants and other service providers to supplement the skills and knowledge of its permanent staff in order to provide the specialized skills and knowledge to undertake its oil and natural gas operations efficiently and effectively.

Competitive Conditions

The petroleum industry is immensely competitive in all of its phases.  Zodiac competes with other participants in the search for, and the acquisition of, oil and natural gas interests located in California and elsewhere. Zodiac's competitors include other resource companies which may have greater financial resources, staff and facilities than those of Zodiac; however Zodiac believes that its competitive position is comparable to other organizations at a similar stage in their corporate development.

Cyclical Nature of Industry

The drilling for and the production of oil and natural gas reserves will be adversely affected by wet weather during winter months, and potentially extremely hot weather in the summer months, potentially resulting in operating down time or slower than expected operations.  Physical access for road construction, lease construction, drilling, facilities construction and pipeline construction is potentially affected by wet ground conditions arising during periods of high rainfall making timing of projects uncertain.

Zodiac's operational results and financial condition will be dependent on the prices received for oil, natural gas and natural gas liquids production.  Oil, natural gas and natural gas liquids prices have fluctuated widely during recent years and are determined by macroeconomic supply and demand factors as well as other factors including weather as well as geopolitical activities in other oil and natural gas regions.  Any decline in oil and natural gas prices could have an adverse effect on our financial condition and in our ability to raise additional capital to fund future operations.

Environmental Considerations

The Corporation is subject to numerous environmental regulations including restrictions on where and when oil and gas operations can occur; regulations on the release of substances into groundwater, atmosphere and surface land and the routing of pipelines and location of production facilities.  Breach of environmental regulations can result in restrictions or cessation of operations and the imposition of penalties and fines.  See also "Risk Factors".

Employees

As at September 30, 2011, the Corporation employed 17 full-time employees, 2 part-time employees and 6 consultants.

DESCRIPTION OF PRINCIPAL PROPERTIES

California, USA

Jaguar Prospect

The Jaguar Prospect is a multi-zone oil prospect that has been mapped over an area of some 75,000 acres, of which approximately 41,000 acres (approximately 29,000 net acres) are currently controlled by Zodiac.  Zodiac's interests in the lands comprising the Jaguar Prospect have been accumulated through direct acquisitions as well as farmout and pooling arrangements.  The Jaguar Prospect is located in Kings County, California along the gently folded basin axis of the San Joaquin Valley, adjacent to the Kettleman fold belt.  The prospective formations of the Jaguar Prospect are low permeability, fractured sandstones of the Vaqueros formation, and fractured sandstones and shales of the overlying Allison and Whepley formations.  These formations are over-pressured as a result of being charged with oil from the underlying Kreyenhagen formation, which is one of the major source rocks of the San Joaquin basin.  Management of the Corporation also believes there is potential within the fractured shales of the underlying Kreyenhagen formation and fractured cherts of the shallower Monterey formation, and is continuing to investigate this potential, as further discussed below.

Pursuant to the Jaguar Farmout Agreement, Zodiac's interest in the Jaguar Prospect with respect to the Farmout Lands (which cover approximately 19,700 acres within the Jaguar Prospect) were subject to earn-in provisions which included shooting a seismic program (which was completed by Zodiac PrivateCo in fall of 2009) and paying 100% of the costs to drill one test well on the Jaguar Prospect by January 1, 2011.  As a result of the drilling of the 4-9 well on March 21, 2011, Zodiac completed its earning obligations for its 80 percent working interest in the Farmout Lands, which amounts to approximately net 15,750 acres.

Pursuant to the Jaguar Pooling Agreement, Zodiac and the other parties to the Jaguar Pooling Agreement have agreed to contribute their oil and gas leasehold interests in a defined area to a pool and share the costs and production on a pooled basis.  The area subject to the Jaguar Pooling Agreement is approximately 68 sections and includes the entire area covered by the 3D seismic shoot conducted by Zodiac PrivateCo in the fall of 2009.  The Jaguar Pooling Agreement did not result in any changes in net acreage held and Zodiac continues as the operator of the project.

All of the lands held by Zodiac in California, including the lands held by Zodiac in respect of the Jaguar Prospect are freehold lands.  In the event that such lands realize production in the future, such production will require royalty payments which generally averages 20% of production.  The Jaguar Farmout Lands will also be subject to a gross overriding royalty payable to Bayswater at rates of 2.5% before payout and 4.0% after payout.

Zodiac PrivateCo completed a 3D seismic program in the fall of 2009, covering 52.7 sections.  This data was acquired to image the northern portion of the Jaguar Prospect and the offsetting Hawk Prospect, which is discussed further below.  For the Jaguar Prospect, the seismic is being used to identify fracture trends that might constitute "sweet spots" within the play, to further refine the limits of over-pressure, and to investigate relationships between reservoir parameters and seismic responses.  An additional seismic program is currently being planned for the remainder of the current acreage and the Corporation anticipates conducting that program in late 2011 or 2012.  In addition, once Zodiac has drilled the initial test well and gathered core samples, logging data and test results, that information will be tied back to the 3D data to provide additional insight into the broader area of operations and to refine assumptions.

Resource Opportunity – Vaqueros and Whepley

According to data obtained from the California Division of Oil and Gas Geothermal Resources ("DOGGR"), while more than 100 wells have been drilled on or immediately offsetting the Corporation's land holdings, only a quarter of them penetrated the Vaqueros formation. Of these wells, seven produced from either the Vaqueros sand or Whepley shale. The Kettleman City field, which has produced oil from the Vaqueros in three wells, is located on the Corporation's land holdings.

The regional nature of the trap is attested to by the presence of over-pressure within the subject formations and the historical production from the wells within the prospect area. In addition to historical data on mud weights required while drilling, over-pressure is evident on drill-stem tests and is supported by the presence of a 'low velocity field' interpreted from 3-D seismic analysis by the Corporation.  Zodiac believes that the over-pressure is a result of migration of oil into these formations from the underlying Kreyenhagen source rock.  From data obtained from DOGGR it was determined that wells drilled on the Jaguar Prospect lands in the 1970s and 1980s encountered over-pressure in the Vaqueros and Whepley intervals, with kicks and near-blowouts requiring significant increases in mud weight while drilling.  Pressures recorded from tests and completions over these intervals verify this over-pressure, with an average pressure gradient of 0.7 psi/foot being observed (where ~0.5 psi/foot would be normal pressure).

Resource Opportunity – Kreyenhagen

The USGS interprets the Kreyenhagen shale, which underlies the Vaqueros, as a source rock at the peak of its hydrocarbon generation. The USGS concluded that light oil is being expelled into the Vaqueros and Whepley formations, however, the low permeability of the rocks does not allow the oil to migrate through the rock as quickly as it is being expelled, thus creating over-pressure and, most likely, inducing fractures.1

The area of peak light oil expulsion from the Kreyenhagen lies to the north of the Northern Buttonwillow depocentre (the thickest portion of the formation), which covers an area of approximately 100 square miles and directly underlies the Jaguar Prospect area. The USGS estimates that the Kreyenhagen petroleum system has accounted for some 9 billion barrels of oil equivalent in-place within the basin.1

The Kreyenhagen formation is a major source rock in the San Joaquin Basin and has been extensively studied by the USGS.  It is the source of the oils within the overlying Vaqueros and Whepley formations that are prospective in the Jaguar Prospect and discussed above.  In addition to being a source rock, the Kreyenhagen has produced in the immediate area, demonstrating that it can produce oil under natural flow from vertical wells; although the nearby production has occurred in thrusted anticline settings where pervasive fracturing is expected.

Resource Opportunity – Monterey

The Monterey formation is also a major source rock in the San Joaquin Basin and has been extensively studied by the USGS.  The Corporation has identified the Monterey as being prospective on certain of its lands.  A Monterey prospect has been identified on the Corporation lands through a seismic velocity anomaly that has been defined through the recent 3D data gathered and has been interpreted to be caused by fluid content, pore pressure or mineralogy changes, or a combination of these factors. The formation is over-pressured, based on drilling mud weight records and this is interpreted to have resulted from active hydrocarbon generation. Oil shows have been noted while drilling through the Monterey but it has not been completed in any of the wells on the Jaguar Prospect lands.  The Monterey has produced from both vertical and horizontal wells from three fields located between 20 and 50 miles from the Jaguar Prospect.  The nearest production is from the northwest lost hills field in t25s, r20e, some 20 miles to the south.2

At this time the Corporation has not established an exploration program beyond coring the Monterey as part of its coring program on its 4-9 well.

 __________________________________________
1 Petroleum Systems and Geologic Assessment of Oil and Gas in the San Joaquin Basin Province, California, USGS, 2007.
2 DOGGR, 2009.

Hawk Prospect

The Hawk Prospect is located adjacent to the northern boundary of the Jaguar Prospect.  Zodiac can complete its earning requirements on the Hawk Prospect covering approximately 4,800 gross acres (3,860 net acres) by spudding a well by May 31, 2013.  The Hawk Prospect is characterized as a four way closure interpreted from both 2D and now 3D seismic and supported by the mapping of nearby wells.  The main prospective zones are the Gatchell / McAdams sandstones, with secondary potential in the Upper and Middle Burbank sandstones.  Zodiac has interpreted bypassed pay intervals in the Burbank, Upper McAdams and Gatchell sandstones in the offsets, with one well drilled by another industry participant testing oil and water at rates in excess of 600 bopd with a 50% oil-cut from the Upper-McAdams sand, and others testing water with traces of oil from the same reservoir.2

The Corporation currently expects to include a Hawk exploratory well in its exploration program in 2012 or early 2013.

Panther Prospect

The land comprising the Panther Prospect is located in Kings and Kern counties in California.  The Panther Prospect is situated in the actively generating oil window for two proven source rocks, the Eocene Kreyenhagen and Miocene Monterey formations, with gross thicknesses of each formation estimated at over 1,000 feet.  These source rocks have charged five giant oil fields, in the San Joaquin Basin, on the same structural trend as the Panther Prospect.  Both source rocks have been documented as over-pressured and have yielded hydrocarbon flows and shows in vertical wells within, and adjacent to, the prospect.  Notably, a well immediately north of the prospect drilled by another industry participant has produced over 400,000 bbls of high-gravity, low-sulfur oil from an un-stimulated vertical wellbore completed in one of the source rock intervals.2 In addition to the resource play potential, the Corporation has identified conventional structural and stratigraphic play types within the prospect area.

On January 31, 2011 the Corporation closed the acquisition of the Panther Assets pursuant to which Zodiac acquired 74.5% of Bayswater's approximate 80.5% net revenue interest in the Panther Assets in accordance with the Panther Acquisition Agreement.  Total consideration paid by Zodiac was $8.4 million which was comprised of US$5.6 million in cash, US$1.9 million in Common Shares and a US$0.9 million credit to Bayswater in respect of future cash calls to be made by Zodiac to Bayswater in connection with joint operating agreements in place between Zodiac and Bayswater.  In addition to the upfront cash payment, Zodiac is required to pay 92% of the costs to drill two wells to test the Monterey and Kreyenhagen formations.  The first well will complete Zodiac's earning requirements on approximately 10,750 acres (net 8,010), and must be drilled by January 1, 2013. The second well will complete Zodiac's earning requirements on approximately an additional 10,750 acres (net 8,010), and must be drilled by January 1, 2014.  In addition, Bayswater and Zodiac have also agreed to pool their respective lands within an area of mutual interest which encompasses the assets and have also established a separate 50 township area of mutual interest where they will pursue land acquisitions and prospects jointly on a 75:25 (Zodiac, Bayswater) basis.

Nova Scotia, Canada

Windsor Block

In June of 2008, Zodiac PrivateCo farmed-in on a joint venture led by Triangle in respect of the onshore Windsor Basin of Nova Scotia referred to as the Windsor Block.  The primary focus is the gas shales of the Horton Group although additional play types, both conventional and unconventional, are expected to be identified as exploration occurs.  The joint venture agreement with Triangle provided for an initial commitment by Zodiac PrivateCo to pay 50% of drilling costs, up to $7.5 million, to earn a 12.5% working interest in the entire Windsor Block.  The Corporation fulfilled its commitments to Triangle by participating in the drilling and testing of three wells in the Windsor Block in 2008 and early 2009 and earned an approximate 13% interest or approximately 69,000 net acres in the play.  Zodiac will continue to monitor the progress of the operator and will determine its participation in ongoing exploration activities as they are proposed.  The Corporation has no current plans to participate in exploratory activities in Nova Scotia and recorded an asset impairment in respect of its total investment in the Nova Scotia assets in its second fiscal quarter of 2011.

STATEMENT OF RESERVES DATA AND OTHER OIL & GAS INFORMATION

The statement of reserves data and other oil and gas information of the Corporation in Form 51-101F1 and the corresponding report of management and the directors on oil and gas disclosure in Form 51-101F3 for the year ended September 30, 2011 were previously filed in accordance with NI 51-101 by the Corporation on January 26, 2012 and are incorporated by reference into this AIF as well as being available for viewing through the Corporation's profile on the SEDAR website at www.sedar.com.

RISK FACTORS

Investors should carefully consider the risk factors set out below and consider all other information contained herein and in the Corporation's other public filings before making an investment decision in respect of Common Shares.

Additional Financing

Zodiac's future exploration, development and acquisition plans will require additional financing.    The ability of Zodiac to arrange financing will depend in part upon the business performance of Zodiac as well as the capital market conditions.  An inability to raise additional financing could limit growth prospects in the short run or may even require Zodiac to dispose of properties to continue operations under circumstances of declining energy prices, disappointing exploration results, or economic or political dislocation in foreign countries.  Alternatively, even if financing is available, there can be no assurance that Zodiac will be successful in its efforts to arrange additional financing on terms satisfactory to Zodiac.  This may be further complicated by the limited market liquidity for shares of smaller companies, restricting access to some institutional investors.  If additional financing is raised by the issuance of securities from treasury of Zodiac, control of Zodiac may change and shareholders may suffer dilution.

Zodiac may also seek to enter into joint venture or farmout agreements in order to finance the continued development of the properties.  The ability of Zodiac to enter into a farmout arrangement will also depend on the business performance of Zodiac, the macro economic factors that impact the oil and gas industry and the perceived value of Zodiac’s assets.  There can be no assurance that Zodiac will be successful in its efforts to arrange a farmout agreement on terms satisfactory to Zodiac.

Alternatively, Zodiac may be required to fund its ongoing operations, capital expenditures or transactions to acquire assets or the shares of other companies through debt financing which may increase Zodiac's debt levels above industry standards. Periodic fluctuations in energy prices may affect lending policies of banks.

Resource Estimates

There are numerous uncertainties inherent in estimating quantities of resources, including many factors beyond the control of Zodiac.  The contingent and prospective resource information in respect of the petroleum and natural gas holdings and exploration prospects disclosed by the Corporation from time to time represent estimates only.  Estimates of resources depend in large part upon the reliability of available geological and engineering data and require certain assumptions to be made in order to assign resource volumes.  Geological and engineering data are used to determine the probability that a reservoir of oil and/or natural gas exists at a particular location, and whether, and to what extent, such hydrocarbons are recoverable from the reservoir.  Accordingly, the ultimate resources discovered by Zodiac may be significantly less than the total estimates calculated by management of Zodiac and/or its independent engineers which may have a material adverse effect on Zodiac's business, financial condition results of operations and the value of the Common Shares.

Reserves, contingent resources and prospective resources involve different risks associated with achieving commerciality.  To be classified as reserves, estimated recoverable quantities must be associated with a project that has demonstrated commercial viability.  In estimating reserves, the chance of commerciality is effectively 100%.  In the case of contingent resources, the chance of commerciality is equal to the chance that an accumulation will be commercially developed.  For prospective resources, the chance of commerciality will be the product of the chance that a project will result in the discovery of petroleum and the chance that an accumulation will be commercially developed.  There is no guarantee that the contingent and prospective resources attributed by Zodiac and/or its independent engineers to the petroleum and natural gas holdings and exploration prospects in the San Joaquin Basin, California, including the Jaguar Prospect, from time to time, will become commercially viable.

Addition of Reserves and Resources

Zodiac currently has no reserves.  Zodiac's future crude oil and natural gas reserves, production, and cash flows to be derived from any future reserves realized by Zodiac are highly dependent on Zodiac successfully discovering and developing or acquiring new reserves and resources.  The addition of new reserves and resources will depend not only on Zodiac's ability to explore and develop the petroleum and natural gas holdings and exploration prospects in the San Joaquin Basin, California, including the Jaguar Prospect, or any other properties it may have from time to time, but also, in the case of reserves, on its ability to select and acquire suitable producing properties or prospects.  There can be no assurance that Zodiac's exploration, development or acquisition efforts will result in the discovery and development of commercial accumulations of oil and natural gas.

Exploration Risks

The exploration of the petroleum and natural gas holdings and exploration prospects in the San Joaquin Basin, California, involves a high degree of risk that no production will be obtained or that the production obtained will be insufficient to recover drilling and completion costs.  The costs of seismic operations and drilling, completing and operating wells are uncertain to a degree.  Cost overruns can adversely affect the economics of Zodiac's exploration programs and projects.  In addition, Zodiac's seismic operations and drilling plans may be curtailed, delayed or cancelled as a result of numerous factors, including, among others, equipment failures, weather or adverse climate conditions, shortages or delays in obtaining qualified personnel, shortages or delays in the delivery of or access to equipment, necessary governmental, regulatory or other third party approvals and compliance with regulatory requirements.

Stage of Development

An investment in Zodiac is subject to certain risks related to the nature of Zodiac's business and the early stage of development of Zodiac's oil and gas business.  There are numerous factors which may affect the success of Zodiac's business which are beyond Zodiac's control including local, national and international economic and political conditions.  Zodiac's business involves a high degree of risk which a combination of experience, knowledge and careful evaluation may not overcome.  Accordingly, there can therefore be no assurance that Zodiac's business will be successful or profitable or that commercial quantities of crude oil and natural gas will be discovered by Zodiac.

Zodiac may be subject to growth-related risks, capacity constraints and pressure on its internal systems and controls, particularly given the early stage of its development. The ability of Zodiac to manage growth effectively will require it to continue to implement and improve its operational and financial systems and to expand, train and manage its employee base. The inability of Zodiac to deal with this growth could have a material adverse effect on its business, operations and prospects.

Uncertainty of Cost Estimates

Due to the nature of Zodiac's business and the early stage of development of Zodiac's oil and gas business, Zodiac is unable to estimate costs, including infrastructure improvement costs, transportation costs, seismic and drilling costs and production costs for its exploration and development plans, with complete accuracy.  The inability of Zodiac to estimate these costs could affect the commerciality of the resources and reserves discovered in the petroleum and natural gas holdings and exploration prospects in the San Joaquin Basin, California, including the Jaguar Prospect, or any other properties Zodiac may have from time to time, the economic viability of Zodiac's product and the ability of Zodiac to transport its product to market.
Limited Operating and Financial History

Zodiac has not received any commercial revenue to date from the exploration activities on its properties and Zodiac has only incurred losses since its incorporation.  In addition, Zodiac has not found that development activity is warranted on any of its properties.

Zodiac's business plan requires significant expenditure, particularly capital expenditure, during the exploration phase.  Zodiac will be subject to all the risks associated with establishing new oil and gas operations, including the timing and cost of the construction of infrastructure and facilities, the availability and cost of skilled labour and equipment, the need to obtain necessary environmental or other governmental approvals and permits, and the availability of funds to finance construction and development activities.  Current cash positions may not be sufficient to cover the costs of Zodiac's drilling and exploration program and, accordingly, additional financing or joint venture partners may be required to conduct these activities. The inability to obtain future financing or find future joint venture partners could materially affect Zodiac's business, financial condition, results of operations, and the value of the Common Shares.

Any future profitability from Zodiac's business will depend upon the successful development of the petroleum and natural gas holdings and exploration prospects in the San Joaquin Basin, California, including the Jaguar Prospect or any other properties Zodiac may acquire from time to time. There can be no assurance that Zodiac can achieve profitability in the future.  Revenues, other than interest on unused funds, may not occur for some time, if at all.  The timing and extent of any revenues is variable and uncertain and, accordingly, Zodiac is unable to predict when, if at all, profitability will be achieved.

Negative Cash Flows

To date, Zodiac has experienced negative operating cash flow and has not recorded any revenues from oil and gas operations.  Zodiac does not have any commercial production and has no history of earnings or cash flow from operations.  There can be no assurance that significant additional losses will not occur in the near future or that Zodiac will be profitable in the future.  In the event of a commercial discovery, Zodiac's operating expenses and capital expenditures will likely increase as needed consultants, personnel and equipment associated with advancing exploration, development and potentially commercial production are added.  The amounts and timing of such expenditures will depend on the progress of Zodiac's exploration and development plans, the results of consultants' analyses and recommendations, the rate at which operating losses are incurred, the execution of any joint venture agreements with strategic partners, the acquisition of additional properties and other factors, many of which are not under the control of Zodiac.  Zodiac expects to continue to incur losses unless and until such time as it enters into commercial production from one or more of the properties that it may have and generates sufficient revenues to fund continuing operations.  The development of any properties Zodiac may have will require the commitment of substantial resources to conduct Zodiac's exploration and development plans.  There can be no assurance that Zodiac will generate any revenues or achieve profitability or that the underlying assumed costs and expenses of Zodiac's exploration and development plans will prove to be accurate.  Historically, the only source of funds available to Zodiac has been through the sale of equity.  There is no guarantee that Zodiac will be able to sell equity or debt securities in the future.  If Zodiac does not have sufficient capital for its operations, this could result in delay or indefinite postponement of further exploration or development of any properties Zodiac may have, which could have a material adverse effect on Zodiac's business, financial condition results of operations, and the value of the Common Shares.

Reliance on Operators

To the extent that Zodiac will not be the operator of its properties, it will be dependent upon other guarantors or third parties' operations for the timing of such activities and will be largely unable to control the activities of such operators.  The failure of such operators and their contractors to properly perform their obligations would have a material adverse effect on Zodiac's business, financial condition, results of operations, and the value of the Common Shares.

Crude Oil and Natural Gas Development

No reserves have been assigned in connection with Zodiac's oil and gas properties.  The future value of Zodiac is therefore dependent on the success of Zodiac's activities which are directed toward the exploration and development of properties Zodiac may have.  Zodiac has a plan to explore and develop the petroleum and natural gas holdings and exploration prospects in the San Joaquin Basin, California, which it may not be able to carry out.  Zodiac's plans are contingent on the success of its work program.  There is no certainty of the success of Zodiac's exploration and development plan or that Zodiac will be able to carry out its plan as contemplated or even to complete its plan.  Additionally, Zodiac's current exploration and development plan could change depending on the results of its exploration and development work program.

Exploration and development of crude oil and natural gas reserves is speculative and involves a significant degree of risk.  There is no guarantee that exploration or appraisal of the properties Zodiac has will lead to a commercial discovery or, if there is commercial discovery, that Zodiac will be able to realize such reserves as intended.  Few properties that are explored are ultimately developed into new reserves.  If at any stage Zodiac is precluded from pursuing its exploration or development plan, or such plan is otherwise not continued, Zodiac's business, financial condition, results of operations, and the value of the Common Shares could be materially adversely affected.

Crude oil and natural gas exploration involves a high degree of risk and there is no assurance that expenditures made on future exploration or development activities by Zodiac will result in discoveries of crude oil, condensate or natural gas that are commercially or economically viable.  Zodiac may face shortages of and increasing costs for seismic crews and equipment, drilling and completion equipment, services (including transportation for equipment and crews) and personnel.  Shortages of, or increasing costs for, experienced seismic and drilling crews and oil field equipment and services could restrict Zodiac's ability to conduct seismic operations, drill and complete wells and conduct other operations which it may currently have planned, and the timing of any such operations.  Any delay in the drilling or completion of new wells or significant increase in drilling and or completion costs could reduce Zodiac's revenues and cash available for operations.

Furthermore, it is difficult to project the costs of executing any seismic program and any exploratory drilling program due to the inherent uncertainties of available logistical arrangements, including transportation, drilling in unknown formations, the costs associated with encountering various drilling conditions such as overpressured zones and tools lost in the hole, and changes in drilling plans and locations as a result of prior exploratory wells or additional seismic data and interpretations thereof.  Furthermore, drilling operations may be delayed or cancelled as a result of other factors, including encountering unexpected formations or pressures, premature declines of reservoir pressures, potential environmental damage, adverse weather conditions, concession problems, lost circulation of drilling fluids, facility or equipment malfunctions, unexpected operational events, blow-outs, fires, ruptures and spills, all of which could result in personal injuries, loss of life and damage to property of Zodiac and others.

Environmental Regulation and Risks

The crude oil and natural gas industry is subject to environmental regulations in the jurisdictions in which it operates, namely in the United States and Canada.  Environmental regulations place restrictions and prohibitions on emissions of various substances produced concurrently with crude oil and natural gas and can impact on the selection of drilling sites and facility locations, potentially resulting in increased capital expenditures.  Zodiac may be responsible for abandonment and site restoration costs.  Zodiac is of the view that its abandonment and restoration obligations can be satisfied out of general corporate funds as such obligations become due.  As of the date hereof, Zodiac has not reserved any funds for future site restoration costs.

Extensive national, state and local environmental laws and regulations affect nearly all of the operations of Zodiac.  These laws and regulations set various standards regulating certain aspects of health and environmental quality, provide for penalties and other liabilities for the violation of such standards, establish in certain circumstances obligations to remediate current and former facilities and locations where operations are or were conducted, and require environmental reviews and approvals prior to the commencement of any operations.  In addition, special provisions may be appropriate or required in environmentally sensitive areas of operation, including the use of newer technologies to mitigate the impact of Zodiac's oil and gas activities on such environmentally sensitive areas.  There can be no assurance that Zodiac will not incur substantial financial obligations in connection with environmental compliance.

Failure to comply with these laws and regulations may trigger a variety of administrative, civil and criminal enforcement measures, including the assessment of monetary penalties, the imposition of remedial requirements, and the issuance of orders enjoining future operations.

Significant liability could be imposed on Zodiac for damages, clean up costs or penalties in the event of certain discharges into the environment, environmental damage caused by previous owners of properties purchased by Zodiac or non-compliance with environmental laws or regulations.  Such liability could have a material adverse effect on Zodiac's business, financial condition, results of operations, and the value of the Common Shares.  Moreover, Zodiac cannot predict what environmental legislation or regulations will be enacted in the future or how existing or future laws or regulations will be administered or enforced.  Compliance with more stringent laws or regulations, or more vigorous enforcement policies of any regulatory authority, could in the future require material expenditures by Zodiac for the installation and operation of systems and equipment for remedial measures, any or all of which may have a material adverse effect on Zodiac's business, financial condition, results of operations, and the value of the Common Shares.

Other Regulations

Zodiac's operations are regulated extensively.  Environmental and other governmental laws and regulations have increased the costs to operate the business and conduct the operations.  Under these laws and regulations, Zodiac could also be liable for personal injuries, property damage and other damages.  Failure to comply with these laws and regulations may result in the suspension or termination of operations and subject Zodiac to administrative, civil and criminal penalties.  Moreover, public interest in environmental protection has increased in recent years, and environmental and other organizations or groups have opposed, with some success, certain drilling projects.

Zodiac's operations require numerous permits and authorisations under various laws and regulations, including environmental and health and safety laws and regulations.  These authorisations and permits are subject to revocation, renewal or modification and can require operational changes, which may involve significant costs, to limit impacts or potential impacts on the environment and/or health and safety.  A violation of these authorisation or permit conditions or other legal or regulatory requirements could result in substantial fines, criminal sanctions, permit revocations, injunctions and/or refinery shutdowns.  In addition, major modifications of operations could require revisions to Zodiac's existing permits and authorizations, or expensive upgrades to the existing pollution control equipment, which could have a material adverse effect on Zodiac's business, financial condition results of operations, and the value of the Common Shares.

Availability of Equipment, Logistical Support and Qualified Personnel

Oil and natural gas exploration and development activities are dependent on the availability of seismic, drilling, completion and related equipment and qualified personnel in the particular areas where such activities will be conducted.  All operations, including seismic, drilling and completion operations, are also heavily dependent on the availability of limited logistical support and services, including transportation by helicopter, railcar, and trucks.  Demand for such limited equipment and qualified personnel may affect the availability of such equipment and qualified personnel to Zodiac and may delay Zodiac's exploration and development activities.  In addition, the costs of employing qualified personnel and transporting equipment may be very high due to the immature nature of the California unconventional resource industry and the challenges of transporting personnel and equipment there from other parts of North America.  The need to hire or retain qualified personnel from outside the areas in which Zodiac operates to provide services to Zodiac in connection with its exploration and development activities in the areas in which Zodiac operates will further exacerbate costs.  There is no guarantee that Zodiac will have available to it all the personnel and equipment required to implement or carry on its work program.

Seasonal Weather Conditions

Zodiac's operations will be adversely affected by seasonal weather conditions.  The ability to effectively continue exploration and development activities and to transport equipment, personnel and carry out production operations may be adversely impacted by weather conditions.  Adverse weather conditions may impact the timing and costs of Zodiac's plans.

Volatility of Crude Oil and Gas Prices and Markets

Assuming Zodiac's properties realize production or Zodiac acquires production, Zodiac's financial condition, operating results and future growth will be dependent on the prevailing prices for its hydrocarbons.  Specifically, Zodiac's earnings and cash flows from operations will depend on the margin above fixed and variable expenses it is able to sell its raw products.  Historically, the markets for crude oil and natural gas have been volatile and such markets are likely to continue to be volatile in the future.   Any substantial decline in the prices of crude oil and natural gas could have a material adverse effect on Zodiac's business, financial condition, results of operations, and the value of the Common Shares.  Additionally, in the event that Zodiac should develop or acquire any producing wells, the economics of producing may change as a result of lower prices, which could result in a suspension of production from some wells by Zodiac.  No assurance can be given that crude oil and natural gas prices will be sustained at levels which will enable Zodiac to operate profitably.

Title Matters
There is no guarantee that an unforeseen defect in title, changes in laws or change in their interpretation or political events will not arise to defeat or impair the claim of Zodiac to its properties which could have a material adverse effect on Zodiac's business, financial condition, results of operations, and the value of the Common Shares.

Expiration of Licences and Leases

Zodiac's properties are held in the form of licences and leases and working interests in licences and leases.  If the Corporation or the holder of the licence or lease fails to meet the specific requirement of a licence or lease, the licence or lease may terminate or expire.  There can be no assurance that any of the obligations required to maintain each licence or lease will be met.  The termination or expiration of the Corporation's licences or leases or the working interests relating to a licence or lease may have a material adverse effect on the Corporation's business, financial condition or the value of the Common Shares.

Key Personnel

Zodiac's success depends in large part on the ability of its executive management team, particularly Murray Rodgers, Louisa DeCarlo and Randy Neely, to deal effectively with complex risks and relationships and execute Zodiac's business development plan.  The members of the management team contribute to Zodiac's ability to obtain, generate and manage opportunities.  Zodiac's prospects also depend upon the continued service of its senior technical employees and consultants and its ability to hire service providers to assist it in implementing its exploration and development plans.  There may be a limited number of service providers who provide transportation, including seismic services and drilling and other oilfield services to the oil and gas industries and a high demand for the services offered by these service providers.  Zodiac may further experience delays or interruptions in its exploration and development plans due to its inability to engage service providers to provide the transportation, seismic and drilling services it requires to carry out its work programs.  There is also no guarantee that Zodiac will be able to retain its service providers. Additionally, their relationships with governmental agencies can be critical factors in Zodiac's success.  There can be no assurance that Zodiac's present key personnel and directors will remain with Zodiac or that Zodiac will be able to retain its service providers.  The departure of any such key person, director or service provider may materially affect Zodiac's business, financial condition, results of operations, and the value of the Common Shares.  A shortage of skilled labour may make it difficult for Zodiac to maintain labour productivity, and competitive costs could adversely affect its profitability.

Fluctuations in Foreign Currency Exchange Rates

Most of Zodiac's operations are located in the United States and operating and capital costs are generally incurred in Canadian and U.S. dollars.  Fluctuations in the Canadian dollar and U.S. dollar exchange rate may cause a negative impact on revenue and costs and could have a material adverse effect on Zodiac's capital programs, business strategy, financial condition, results of operations, and the value of the Common Shares.

To the extent that Zodiac is required to hold currency positions in U.S. dollars, there is a risk from foreign exchange fluctuations.  If the exchange rate of the U.S. dollar fluctuates substantially, or the rate of inflation in the U.S. materially increases, historic financial statements of Zodiac may not accurately reflect the Canadian dollar value of its assets or operations.

Such foreign exchange risk could materially adversely affect Zodiac's business, financial condition, results of operations, and the value of the Common Shares.

Risks of Foreign Operations

Zodiac is subject to political, economic, and other uncertainties, including, but not limited to changes in energy policies or the personnel administering them, currency fluctuations, exchange controls, and royalty and tax increases.  Zodiac's operations may also be adversely affected by laws and policies of the United States and Canada affecting foreign trade, taxation and investment.  In the event of a dispute arising in connection with Zodiac's operations in the countries in which it operates, Zodiac may be subject to the exclusive jurisdiction of United States' courts or may not be successful in subjecting foreign persons to the jurisdictions of the courts of Canada or enforcing Canadian judgments in such other jurisdictions.  Accordingly, Zodiac's exploration, development and production activities in United States and Canada could be substantially affected by factors beyond Zodiac's control, any of which could have a material adverse effect on Zodiac's business, financial condition, results of operations, and the value of the Common Shares.

Zodiac's business, financial condition, results of operations, and the value of the Common Shares could also be materially adversely affected by changes in government policies and legislation or social instability and other factors which are not within the control of Zodiac including, among other things, the risks of terrorism, civil strikes, and the development and abandonment of fields.

Foreign Subsidiaries

Zodiac conducts the majority of its operations through wholly-owned subsidiaries.  Zodiac will be dependent on the cash flows of such subsidiaries to meet its obligations.  The ability of such subsidiaries to make payments to Zodiac may be constrained by certain factors including the level of taxation, in the countries in which they operate.

Legal System

Zodiac is incorporated under the laws of Alberta; however, Zodiac carries on all of its material operations in California.  Accordingly, Zodiac is subject to the legal systems and regulatory requirements of both jurisdictions with a variety of requirements and implications for shareholders of Zodiac.

Competition

The crude oil and natural gas industry is intensely competitive and Zodiac competes with other companies which possess greater technical and financial resources, including access to seismic equipment, drilling equipment, completion equipment, transportation equipment and personnel.  Many of these competitors not only explore for and produce crude oil and natural gas but also carry on refining operations and market petroleum and other products on an international basis.  Because of their geographic diversity, larger and more complex assets, integrated operations and greater resources, some of these competitors may be better able to compete on the basis of price and to bear the economic risks which exist in the energy industry.  Further, Zodiac's ability to implement its business strategy will be dependent upon its ability to evaluate and select suitable opportunities and consummate transactions in a highly competitive environment.  Crude oil and natural gas production operations are also subject to all the risks typically associated with such operations, including premature decline of reservoirs and invasion of water into producing formations.

Technological advancements in the oil and gas industry are common and rapid and competitors with greater technical and financial resources than Zodiac will be in a better position to take advantage of them. Competition could either force Zodiac to implement new technologies at a substantial cost or leave Zodiac at a competitive disadvantage due to the utilization of sub-optimal technologies.

Insurance

Oil and natural gas exploration, development and production operations are subject to all the risks and hazards typically associated with such operations, including fire, explosion, blowouts, cratering, sour gas releases, and spills, each of which could result in substantial damage to oil and natural gas wells, production facilities, other property and the environment or in personal injury.  Although Zodiac has obtained insurance in accordance with industry standards to address certain of these risks, insurance may not be sufficient to cover the full extent of potential liabilities. In addition, risks may not in all circumstances be insurable or, in certain circumstances, Zodiac may elect not to obtain insurance to deal with specific risks due to the high premiums associated with such insurance or for other reasons.  The payment of such uninsured liabilities would reduce the funds available to Zodiac.  The occurrence of a significant event against which Zodiac is not fully insured, or the insolvency of the insurer of such event, could have a material adverse effect on Zodiac's business, financial condition, results of operations, and the value of the Common Shares.

Zodiac may be subject to certain events beyond its control which may have a material adverse effect on Zodiac's business, results of operation, financial condition, or the value of the Common Shares.

Zodiac's projects may be adversely affected by uninsurable risks outside the control of Zodiac including labour unrest, civil disorder, war, acts of terrorism, subversive activities or sabotage, fires, floods, explosions or other catastrophes, epidemics or quarantine restrictions.

Conflicts of Interest

Certain of the directors and officers of Zodiac are also directors, officers and or shareholders of other oil and gas companies involved in natural resource exploration and development, which may in the future be involved in transactions with Zodiac, and conflicts of interest may arise between their duties as officers and directors of Zodiac and as officers and directors of such other companies.

Public Market Risk

There can be no assurance that an active trading market in Zodiac's securities will be sustained. The market price for Zodiac's securities could be subject to wide fluctuations. Factors such as commodity prices, government regulation, interest rates, share price movements of Zodiac's peer companies and competitors, as well as overall market movements, may have a significant impact on the market price of the securities of Zodiac. The stock market has from time to time experienced extreme price and volume fluctuations, particularly in the oil and gas sector, which have often been unrelated to the operating performance of particular companies.

Recent Global Financial Conditions

Over the past few years, global financial conditions have been subject to increased volatility and numerous financial institutions have either gone into bankruptcy or have had to be rescued by governmental authorities.  In addition, access to public financing has been negatively impacted by both sub-prime mortgages and the liquidity crisis affecting the asset-backed commercial paper market.  These factors may impact the ability of Zodiac to obtain equity or debt financing in the future and, if obtained, on terms favourable to Zodiac.  If these increased levels of volatility and market turmoil continue, Zodiac's operations could be negatively impacted and the value and the price the Common Shares could be adversely affected.

DIVIDENDS

Zodiac has not paid any dividends on the Common Shares and does not intend to pay dividends on the Common Shares in the foreseeable future.  The future payment of dividends will be dependent upon the financial requirements of Zodiac to fund future growth, the financial condition of Zodiac and other factors the Zodiac Board may consider appropriate in the circumstances.

DESCRIPTION OF CAPITAL STRUCTURE

The authorized share capital of Zodiac consists of an unlimited number of Common Shares.  As of the date hereof there are 359,635,408 Common Shares issued and outstanding, an additional 24,445,706 reserved for issuance pursuant to the exercise of Zodiac Warrants and an additional 24,488,916 Common Shares are reserved for issuance upon the exercise of outstanding Zodiac Options and Zodiac Performance Warrants.

Holders of Common Shares are entitled to receive notice of, to attend and vote at all meetings of holders of Common Shares and are entitled to one vote, in person or by proxy, for each Common Share held.  The holders of Common Shares are entitled to receive, if, as and when declared by the directors of Zodiac, dividends at such rate and payable on such date as may be determined from time to time by the Zodiac Board, subject to prior satisfaction of all preferential rights to dividends attached to all shares of other classes of shares of Zodiac ranking in priority to the Common Shares in respect of dividends.  On the liquidation, dissolution or wind-up of Zodiac, or any other distribution of the assets of Zodiac among its shareholders for the purpose of winding-up its affairs, the holders of the Common Shares shall be entitled to receive the remaining property and assets of Zodiac.

MARKET FOR SECURITIES

The outstanding Common Shares are currently traded on the Exchange under the trading symbol "ZEX".  The following table sets forth the price range and trading volume of the Common Shares as reported by the Exchange for the periods indicated.

Period	High	Low	Volume
2011
January	$0.68	$0.56	3,116,755
February	$0.70	$0.56	2,564,699
March	$1.15	$0.47	20,022,194
April	$1.18	$0.95	11,364,612
May	$1.39	$0.98	41,222,277
June	$1.19	$0.63	15,961,779
July	$0.78	$0.57	9,027,569
August	$0.65	$0.40	4,556,363
September	$0.47	$0.20	2,719,005
October	$0.22	$0.16	2,697,349
November	$0.35	$0.21	2,321,951
December	$0.34	$0.16	8,680,229
2012
January	$0.30	$0.18	2,433,288
February	$0.21	$0.10	7,713,847
March 1 – 13	$0.12	$0.10	5,403,120

PRIOR SALES

During the year ended September 30, 2011, the following Common Shares were issued:

Date(s) of Issuance	Number of Common Shares	Issue Price per Common Share	Aggregate Funds Received	Consideration Received
October 7, 2010 (3)	24,169	$0.345	$8,334	Cash
November 22, 2010 (3)	21,750	$0.414	$9,000	Cash
November 22, 2010 (1)	675,000	$0.125	$84,375	Cash
December 14, 2010 (3)	36,250	$0.414	$15,000	Cash
December 24, 2010 (4)	58,000	$0.207	$12,000	Cash
December 24, 2010 (4)	72,500	$0.345	$25,000	Cash
December 31, 2011 (1)	405,000	$0.125	$50,625	Cash
January 4, 2011 (1)	420,000	$0.125	$52,500	Cash
January 11, 2011 (1)	100,000	$0.125	$12,500	Cash
January 31, 2011 (5)	2,700,018	$0.700	$1,890,013	Assets
March 15, 2011 (1)	1,630,000	$0.125	$203,750	Cash
March 24, 2011 (4)	145,000	$0.345	$50,000	Cash
March 28, 2011 (4)	29,000	$0.207	$6,000	Cash
March 31, 2011 (1)	375,000	$0.125	$46,875	Cash
April 8, 2011 (1)	445,000	$0.125	$55,625	Cash
April 13, 2011 (1)	50,000	$0.125	$6,250	Cash
April 15, 2011 (1)	700,000	$0.125	$87,500	Cash
April 27, 2011 (4)	36,250	$0.207	$7,500	Cash
May 4, 2011 (3)	420,500	$0.414	$174,000	Cash
May 5, 2011 (3)	72,500	$0.414	$30,000	Cash
May 13, 2011 (3)	340,750	$0.414	$141,000	Cash
May 18, 2011 (3)	164,237	$0.414	$67,960	Cash
May 20, 2011 (3)	217,500	$0.414	$90,045	Cash
May 24, 2011 (3)	72,500	$0.414	$30,015	Cash
May 27, 2011 (3)	101,500	$0.414	$42,021	Cash
June 1, 2011 (3)	126,875	$0.414	$52,526	Cash
June 3, 2011 (2)	31,175,000	$1.034	$32,250,000	Cash
June 9, 2011 (3)	350,000	$0.414	$144,900	Cash
June 20, 2011 (3)	725,000	$0.414	$300,000	Cash
Securities Issued Subsequent to Period End September 30, 2011

January 6, 2012 (4)	145,000	$0.2069	$30,000	Cash
January 12, 2012 (4)	241,667	$0.2069	$50,000	Cash

Notes:

(1)	Exercise of Peninsula Warrants
(2)	Exercise of Zodiac Series I Warrants
(3)	Exercise of Zodiac Series II Warrants
(4)	Exercise of Zodiac Options
(5)	Share payment pursuant to Panther Acquisition Agreement. See "General Development of the Business – History of Zodiac – 2010"

ESCROWED SECURITIES

As at September 30, 2011, the following securities of the Corporation were held in escrow as follows:

Security	Number in Escrow(1)(2)	% of Class of Security
Common Shares	50,844,745	14%
Zodiac Series II Warrants	6,539,500	27%
Zodiac Performance Warrants	7,612,500	75%
Zodiac Options	5,138,438	35%

Note:

(1)

At October 1, 2010, 139,520,850 of the Common Shares were being held in escrow pursuant to the Arrangement Escrow, which was imposed on the Common Shares pursuant to the Arrangement.  As of September 30, 2011 27,904,170 of the Common Shares remained in escrow pursuant to the Arrangement Escrow which were released from escrow on October 5, 2011.  As of the date of this AIF, there are no securities of the Corporation subject to the Arrangement Escrow.

(2)

With the exception of the Common Shares noted in (1) above, all securities noted in the table above are being held in escrow pursuant to the Insider Escrow Agreement.   So long as Zodiac is a "Tier 2" issuer under the policies of the Exchange, the securities subject to the Insider Escrow Agreement will be released from escrow on the basis of: (i) 10% of the escrowed securities having been released on the date of the Final Exchange Bulletin; and (ii) 15% of the escrowed securities being releasable in 6 month intervals on each of the 6, 12, 18, 24, 30 and 36 month anniversaries of the Final Exchange Bulletin.

DIRECTORS AND OFFICERS OF THE CORPORATION

The names and municipality of residence, the position held and the principal occupation during the last five years of each of the directors and executive officers of Zodiac are set forth below.  Directors serve until the next annual meeting of Zodiac Shareholders or until a successor is elected or appointed.

Name and Municipality of Residence and Age	Position to be Held	Number and Percentage of Common Shares (1)	Director / Officer Since	Principal Occupation
Murray Rodgers(2)(4) Bragg Creek, Alberta Age - 56	President, Chief Executive Officer and Director	5,832,015 (1.6%)	September 28, 2010
Mr. Rodgers has been President and CEO of Zodiac Exploration Corp. since June 2008 and was made President and CEO of Zodiac on September 28, 2010.  Prior to starting Zodiac in June 2008 he was the first technical staff member and eventually rose to President and CEO of Trident Exploration over a period of six years.

Stanley Clay Robinson Jr. B.Sc(3) (4) (5) Houston, Texas Age - 56	Director and Chairman	829,500 (0.2%)	September 28, 2010
Mr. Robinson has been a self-employed oil and gas consultant since August 2002.  Mr. Robinson has over 30 years of worldwide exploration experience including 20 years in senior technical and management roles with Exxon.  After leaving Exxon Mr. Robinson worked as VP Exploration and Company Officer for the International division of Pogo Producing Co. and then as a technical advisor to the Red Willow Production Company.  Mr. Robinson is now self-employed.

Douglas E. Allen(3) (5) Calgary, Alberta Age - 62	Director	Nil (0%)	September 28, 2010
Mr. Allen has over 30 years of advanced financial and oil and gas executive experience.  Mr. Allen is the Executive Vice President of Seven Generations Energy Ltd. and was prior thereto Chief Financial Officer of Orion Oil & Gas Corporation, a public entity listed on the Toronto Stock Exchange.  Mr. Allen was previously the Chief Financial Officer of North American Oil Sands and held senior positions with Citibank and TD Securities as well as having been the principal of his own corporate finance consulting firm Crux Financial Ltd.

Robert Cross(3) (5) West Vancouver, British Columbia Age - 52	Director	11,951,473 (3.3%)	September 28, 2010	Mr. Cross serves as an independent director and, in some cases, non-executive chairman of several public companies in the resource sector.
Randy C. Neely CA, CFA Calgary, Alberta Age - 45	Chief Financial Officer	2,612,500 (0.7%)	September 28, 2010
Mr. Neely has over 19 years of experience in executive financial positions, including the former CFO of Pearl (Blackpearl) Exploration and Production and CFO of Trident Exploration.  Prior to working directly in the oil and gas industry Mr. Neely had worked with TD Securities investment banking and had obtained his CA designation at KPMG.

Louisa L. DeCarlo P. Eng Calgary, Alberta Age - 49	Chief Operating Officer	1,305,000 (0.4%)	September 28, 2010
Ms. DeCarlo has been Chief Operating Officer of Zodiac Exploration Corp since June 2008 and COO of Zodiac since September 28, 2010.  Ms. DeCarlo has over 19 years of diverse oil and gas experience including reservoir engineering, facilities engineering, exploitation, acquisitions and asset rationalization.  Ms. DeCarlo began her career with Exxon/Mobil and has worked with several of Canada's leading oil and gas exploration companies including Talisman and Canadian Hunter.  Prior to Zodiac she was manager of reservoir engineering at Trident Exploration from November 2004 through April 2008.

Jacob Hoeppner B. Sc., LLB Calgary, Alberta Age - 31	Corporate Secretary	49,200 (Less than 0.1%)	September 28, 2010	Mr. Hoeppner is a corporate finance, securities, merger and acquisition and corporate lawyer with Burnet Duckworth & Palmer LLP since August 2007.

Notes:

(1)	Common Share ownership provided as of the date hereof on the basis of 359,635,408 Common Shares outstanding on such date.
(2)

This amount includes 2,791,265 Common Shares held in the name of Murray Rodgers, 145,000 Common Shares held in the name of Murray and Katherine Rodgers, 104,500 Common Shares held in RRSP and RESP accounts controlled by Murray Rodgers and 2,791,250 Common Shares held in the name of MAKK Energy Ltd.  MAKK Energy Ltd. is controlled by Murray Rodgers.  This does not include 2,839,250 Common Shares held by Mr. Rodgers' spouse (Katherine Rodgers) individually.

(3)	Douglas E. Allen (Chair), Robert (Bob) Cross and Stanley (Clay) Robinson comprise the Audit Committee.
(4)	Stanley (Clay) Robinson (Chair) and Murray Rodgers comprise the Reserves and Risk Assessment Committee.
(5)	Robert Cross (Chair), Stanley (Clay) Robinson, and Douglas Allen comprise the Compensation Committee.

As at the date hereof, the directors and executive officers of Zodiac, as a group, beneficially own, or exercise control or direction over, directly or indirectly, 31,134,133 Common Shares representing approximately 8.7% of the issued and outstanding Common Shares.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To Zodiac's knowledge, other than as disclosed herein, no director: (i) is, or has been in the last 10 years, a director, chief executive officer or chief financial officer of an issuer (including Zodiac) that: (a) while that person was acting in that capacity was the subject of a cease trade order or similar order or an order that denied the issuer access to any exemptions under securities legislation, for a period of more than 30 consecutive days, (b) was subject to an event that occurred while that person was acting in the capacity of director, chief executive officer or chief financial officer, which resulted, after that person ceased to be a director, chief executive officer or chief financial officer, in the issuer being the subject of a cease trade or similar order or an order that denied the issuer access to any exemption under securities legislation, for a period of more than 30 consecutive days, or (c) while that person was acting in the capacity or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; (ii) has, within the last 10 years, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangements or compromises with creditors, or had a receiver, receiver manager or trustee appointed to hold his assets; or (iii) has been subject to: (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for a proposed director.

In addition, no director has, within the ten (10) years before the date of this document, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver-manager or trustee appointed to hold its assets.

Conflicts of Interest

There are potential conflicts of interest to which the directors and officers of Zodiac are subject to in connection with the operations of Zodiac.  In particular, certain of the directors and officers of Zodiac are involved in managerial or director positions with other oil and gas companies whose operations may, from time to time, be in direct competition with Zodiac or with entities which may, from time to time, provide financing to, or make equity investments in, Zodiac's competitors.  In accordance with the ABCA, directors who have a material interest or any person who is a party to a material contract or a proposed material contract with us are required, subject to certain exceptions, to disclose that interest and generally abstain from voting on any resolution to approve the contract.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

To the knowledge of the Corporation, there are no legal proceedings material to the Corporation to which the Corporation is or was a party to or of which any of its properties are or was the subject of, during the financial year ended September 30, 2011 nor are there any such proceedings known to the Corporation to be contemplated.

During the twelve-month period ended September 30, 2011, there were no (i) penalties or sanctions imposed against the Corporation by a court relating to securities legislation or by a securities regulatory authority; (ii) penalties or sanctions imposed by a court or regulatory body against the Corporation that would likely be considered important to a reasonable investor in making an investment decision, or (iii) settlement agreements the Corporation entered into before a court relating to securities legislation or with a securities regulatory authority.

AUDITORS, REGISTRAR AND TRANSFER AGENT

The auditors of Zodiac are PricewaterhouseCoopers LLP, Chartered Accountants, Calgary, Alberta.  PricewaterhouseCoopers LLP is independent within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Alberta and was first appointed as Zodiac's auditors on September 28, 2010.

Olympia Trust Company, at its principal offices in Calgary, Alberta has been appointed as the registrar and transfer agent for the Common Shares.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as disclosed in this AIF, there were no material interests, direct or indirect, of directors or executive officers of the Corporation, of any shareholder who beneficially owns or controls or directs, directly or indirectly, more than 10% of any class of outstanding voting securities of the Corporation, or any other Informed Person (as defined in NI 51-102) or any known associate or affiliate of such persons, in any transaction within the three most recently completed financial years or during the current financial year that has materially affected or is reasonably expected to materially affect the Corporation or any of its subsidiaries.

On June 6, 2011, the Corporation received a notice of exercise from Prudential Jennison Natural Resources Fund, Inc. ("Prudential Jennison") in respect of 13,500,000 Zodiac Series I Warrants and a notice of exercise from Natural Resources Portfolio – The Prudential Series Fund ("NRP") in respect of 8,000,000 Zodiac Series I Warrants.  Based on public filings made by each of Prudential Jennison and NRP on June 8, 2011: (i) Prudential Jennison exercised control or direction over, as of May 31, 2011, approximately 8.43% of the outstanding Common Shares, assuming the exercise of the Series II Warrants held by Prudential Jennison but not any other convertible securities of the Corporation; and (ii) NRP exercised control or direction over, as of May 31, 2011, approximately 12.75% of the Common Shares, assuming the exercise of the Series II Warrants held by NRP but not any other convertible securities of the Corporation.  Based on the same public filings, the Corporation understands that Jennison Associates LLC is the investment manager of each of Prudential Jennison and NRP, each of which may be considered to be joint actors of Jennison but that Prudential Jennison and NRP are not joint actors of each other.

INTEREST OF EXPERTS

There is no person or company whose profession or business gives authority to a statement made by such person or company and who is named as having prepared or certified a statement, report, valuation or opinion described or included in a filing, or referred to in a filing, made under NI 51-102 by the Corporation during, or related to, the Corporation's most recently completed financial year other than PricewaterhouseCoopers LLP, the Corporation's auditors.  PricewaterhouseCoopers LLP is independent in accordance with the auditors' rules of professional conduct in Canada.

In addition, none of the aforementioned persons or companies, nor any director, officer or employee of any of the aforementioned persons or companies, is or is expected to be elected, appointed or employed as a director, officer or employee of the Corporation or of any associate or affiliate of the Corporation.

ADDITIONAL INFORMATION

Additional information relating to the Corporation can be found on SEDAR at www.sedar.com.  Additional information, including directors' and officers' remuneration and indebtedness, principal holders of Common Shares and securities authorized for issuance under equity compensation plans, is contained in the Corporation's information circular for the most recent annual meeting of shareholders that involved the election of directors.  Additional financial information is provided for in the Corporation's financial statements and management's discussion and analysis for the twelve-month period ended September 30, 2011.

SCHEDULE "A"
AUDIT COMMITTEE INFORMATION

Mandate and Terms of Reference of the Audit Committee of the Board of Directors

2.	Role and Membership

The Audit Committee (the "Committee") shall be a committee to the Board of Directors of the Corporation.

The Committee shall consist of not fewer than three (3) such directors, one of whom shall be the Chairman of the Committee.  Subject to the requirements of applicable law, a majority of the members of the Committee shall be "independent" (as such term is used in National Instrument 52-110 – Audit Committees) who are outside directors, independent of management and free of any relationship which would interfere or appear to interfere with the exercise of independent judgment as Committee members. For clarity, a majority of the members of the Committee may not, other than in their capacity as a member of the Committee, the Board of Directors or any other committee of the Board of Directors, accept any consulting, advisory or other compensatory fee from the Corporation, and may not be an affiliated person of the Corporation or any subsidiary thereof, subject to the requirements of applicable law and the approval by a majority of the Board of Directors.  Subject to the requirements of applicable law, a majority of the members shall be financially literate, as defined in National Instrument 52-110, being able to read and understand financial statements that present a level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the issuer's financial statements.

One member shall have past employment in finance, accounting or any other comparable experience or background providing financial expertise. The Committee composition, including the qualifications of its members, shall comply with the applicable requirements of any stock exchange on which the Corporation may list its securities and of securities regulatory authorities, as such requirements may be amended from time to time.

The Chairman of the Committee and its members shall be elected or appointed annually by the Board of Directors.

3.	Authority

The Committee has the authority to:

(a)	Engage independent counsel and other advisors as it determines necessary to carry out its responsibilities.

(b)	Set and pay the compensation for any advisors employed by the Committee.

(c)	Communicate directly with the external and internal auditors.

(d)	Communicate directly with the management and staff as and when the Committee deems appropriate.

(e)	Determine or direct the training and or professional development of Committee members.

(f)
Conduct or authorize investigations into any matters within the scope of the Committee's responsibilities, with full access to all books, records, facilities and personnel of the Corporation, its auditors and its legal advisors.

4.	Mandate and Responsibilities

The Committee will work closely and cooperatively with such officers and employees of the Corporation, its auditors and/or other appropriate advisors and with access to such information as the Committee considers being necessary or advisable in order to perform its duties and responsibilities, as assigned by the Board of Directors, in the following areas:

5.	Review of Financial Statements, MD&A and Other Financial Materials

Review the annual and interim financial statements and MD&A, as applicable, prior to distribution to shareholders and make specific recommendations to the Board of Directors. As part of this process the Committee should:

(a)	Review the content of the financial statements, MD&A and/or report to shareholders in the context of prevailing and proposed legislation, rules and regulations.

(b)	Review the appropriateness of any changes to the underlying accounting principles and practices.

(c)	Review the appropriateness of estimates, judgments of choice and level of conservatism of accounting principles.

(d)	Review business risks, uncertainties, commitments and contingent liabilities.

6.	Engagement of External Auditors

(a)
The Committee shall recommend to the Board of Directors the appointment of the external auditor for the purpose of preparing or issuing an audit report or performing other audit, review or attest functions. The external auditors shall report directly to the Committee.

(b)
The Committee shall review and approve the engagement letter. As part of this review the Committee reviews and recommends to the Board of Directors for their approval the auditor's fees for the annual audit and interim reviews.  The Committee is responsible for the oversight of the work of the Corporation's auditor for the purpose of preparing or issuing an audit report, interim review report or related work, and the auditor shall report directly to the Committee.

(c)
The Committee shall receive a written statement not less than annually from the external auditor describing in detail all relationships between the auditor and the Corporation that may impact the objectivity and independence of the auditor. The Committee shall review annually with the Board of Directors the independence of the external auditors and either confirm to the Board of Directors that the external auditors are independent or recommend that the Board of Directors take appropriate action to satisfy itself of the external auditor's independence.

(d)	The Committee will take reasonable steps to confirm the independence of the independent auditor, which shall include:

(i)	ensuring receipt from the independent auditor of the written statement referred to above; and

(ii)	considering and discussing with the independent auditor any relationships or services, including non-audit services, that may impact the objectivity and independence of the independent auditor.

(e)	The Committee shall review and pre-approve all non-audit services to be provided to the Corporation by its external auditors.

3.	Review and Discussion with External Auditors

(a)	The Committee shall review with the external auditors and management the annual external audit plans which would include objectives, scope, timing, materiality level and fee estimate.

(b)	The Committee shall request and review an annual report prepared by the external auditors of any significant recommendations to improve internal control and corresponding management responses.

(c)	The Committee shall make specific inquiry of the external auditors relating to:

(i)	Performance of management involved in the preparation of financial statements.

         (ii)   Any restrictions on the scope of audit work.

(iii)	The level of cooperation received in the performance audit.

(iv)	The effectiveness of the work of internal audit.

(v)	Any unresolved material differences of opinion or disputes between management and the external auditors.

(vi)	Any transactions or activities which may be illegal or unethical.

(vii)	Independence of the external auditor including the nature and fees of non-audit services performed by external audit firms and its affiliates.

(d)	The Committee shall resolve disagreements between management and the external auditors regarding financial reporting.

4.	Review and Discussion with Management

(a)	The Committee shall review and assess the adequacy and quality of organization and staffing for accounting and financial responsibilities.

(b)	The Committee shall review with management the annual performance of the external and internal audit.

5.	Review of Other Documents

(a)
The Committee shall ensure all material documents relating to the financial performance, financial position or analysis thereon are reviewed by the Committee or another appropriate committee, as designated by the Board of Directors.  Such documents would include, but not be limited to, interim financial statements, annual meeting materials, annual information form and other continuous disclosure documents containing such financial information.  The Committee may designate the responsibility for review to any two members of the Committee.

(b)
The Committee shall review significant changes in the accounting principles to be observed in the preparation of the accounts of the Corporation or in their application, and in financial disclosure presentation.

6.	Other Responsibilities

(a)	The Board of Directors may from time to time refer to the Committee such matters relating to the financial affairs of the Corporation as the Board of Directors may deem appropriate.

(b)	The Committee must review and approve the Corporation's hiring policies regarding employees and former employees of the present and former auditors of the Corporation.

7.	Meetings and Administrative Matters

(a)	The Committee shall meet at such times as deemed necessary by the Board of Directors or the Committee.

(b)
At all meetings of the Committee every resolution shall be decided by a majority of the votes cast.  In case of an equality of votes, the Chairman of the meeting shall be entitled to a second or casting vote.

(c)
The Chair will preside at all meetings of the Committee, unless the Chair is not present, in which case the members of the Committee that are present will designate from among such members the Chair for purposes of the meeting.

(d)
A quorum for meetings of the Committee will be a majority of its members, and the rules for calling, holding, conducting and adjourning meetings of the Committee will be the same as those governing the Board unless otherwise determined by the Committee or the Board.

(e)	Meetings of the Committee should be scheduled to take place at least once per year and at such other times as the Chair of the Committee may determine.

(f)	Agendas will be circulated to Committee members along with background information on a timely basis prior to the Committee meetings.

(g)
The Committee may invite such officers, directors and employees of the Corporation as it sees fit from time to time to attend at meetings of the Committee and assist in the discussion and consideration of the matters being considered by the Committee.

(h)	Minutes of the Committee will be recorded and maintained and circulated to directors who are not members of the Committee or otherwise made available at a subsequent meeting of the Board.

(i)
The Committee may retain persons having special expertise and may obtain independent professional advice to assist in fulfilling its responsibilities at the expense of the Corporation, as determined by the Committee.

(j)
Any members of the Committee may be removed or replaced at any time by the Board and will cease to be a member of the Committee as soon as such member ceases to be a director.  The Board may fill vacancies on the Committee by appointment from among its members.  If and whenever a vacancy exists on the Committee, the remaining members may exercise all its powers so long as a quorum remains.  Subject to the foregoing, following appointment as a member of the Committee, each member will hold such office until the Committee is reconstituted.

8.	Handling of Complaints

(a)
The Committee shall maintain procedures for the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters.  These procedures for the receipt, retention and treatment of complaints shall be set out in a separate "whistleblower" policy.

9.	Annual Review

(a)
The Committee shall review and assess the adequacy of its mandate annually, report to the Board of Directors thereon and recommend any proposed changes to the Board of Directors for approval. The Committee shall, if requested by the Chairman of the Board of Directors, perform an annual evaluation of the performance of the Committee and shall report the results of the evaluation to the Chairman of Board of Directors.

Composition of the Audit Committee

The Audit Committee of the Corporation is comprised of Douglas Allen (Chair), Robert Cross and Clay Robinson.  The following table sets out the assessment of each Audit Committee member's independence, financial literacy and relevant educational background and experience supporting such financial literacy of each member:

Name	Independent	Financially Literate	Relevant Education and Experience
Douglas Allen	Yes	Yes
Mr. Allen is the Audit Committee Chair.  Mr. Allen is the Executive Vice President of Seven Generations Energy Ltd. and was prior thereto Chief Financial Officer of Orion Oil & Gas Corporation, a public entity listed on the Toronto Stock Exchange.  Mr. Allen was previously the Chief Financial Officer of North American Oil Sands and held senior positions with Citibank and TD Securities as well as having been the principal of his own corporate finance consulting firm Crux Financial Ltd.

Robert Cross	Yes	Yes
Mr. Cross has more than 20 years of experience as a financier in the mining and oil & gas sectors.  He is a co-founder and Non-Executive Chairman of Bankers Petroleum Ltd., Non-Executive Chairman of B2Gold Corp., co-founder and Chairman of Petrodorado Energy Ltd., and until October 2007, was the Non-Executive Chairman of Northern Orion Resources Inc.  Between 1996 and 1998, Mr. Cross was Chairman and Chief Executive Officer of Yorkton Securities Inc.  From 1987 to 1994, he was a Partner, Investment Banking with Gordon Capital Corporation in Toronto.  He has an Engineering Degree from the University of Waterloo, and received his MBA from Harvard Business School in 1987.

Clay Robinson	Yes	Yes
Mr. Robinson is a geologist with in excess of 30 years of experience in the upstream oil and gas industry.  Mr. Robinson has previously held the position of Vice President with a public entity formerly listed on the New York Stock Exchange.

Pre-Approval of Policies and Procedures

Under the Audit Committee Charter and Terms of Reference of the Audit Committee, the Audit Committee is required to review and pre-approve any non-audit services to be provided to the Corporation by the external auditors and consider the impact on the independence of such auditors.  The Audit Committee has determined that in order to ensure the continued independence of the auditors, only limited non-audit related services will be provided to the Corporation by PricewaterhouseCoopers LLP and in such case, only with the prior approval of the Audit Committee.

External Auditors Service Fees

The following table sets forth the audit service fees billed by Zodiac's prior external auditors, STS Partners LLP, and its current external auditors, PricewaterhouseCoopers LLP, for the periods indicated:

Type of Fees and Fiscal Year Ended	Aggregate Fees Billed	Description of Services
Audit Fees(1)
Fiscal Year Ended September 30, 2011	$98,700	Year-end audit (Canadian GAAP and US GAAP), quarterly reviews, and reviews of management's discussion and analysis
Nine-month Period Ended September 30, 2010	$31,500	Nine-month period audit, quarterly reviews, reviews of management's discussion and analysis and Joint Information Circular
Audit-Related Fees(2)
Fiscal year ended September 30, 2011	$800	Review of 40-F Registration Form
Nine-month Period Ended September 30, 2010	$4,200	Review of Joint Information Circular
All Other Fees(3) (4)
Fiscal year ended September 30, 2011	Nil	N/A
Nine month period ended September 30, 2010	Nil	N/A

Notes:

(1)

"Audit Fees" include fees necessary to perform the annual audit and quarterly reviews of the Corporation's consolidated financial statements.  Audit Fees include fees for review of tax provisions and for accounting consultations on matters reflected in the financial statements.  Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.

(2)

"Audit-Related Fees" include services that are traditionally performed by the auditor.  These audit-related services include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.

(3)	"All Other Fees" include all other non-audit services.
(4)

No "Tax Fees" were paid by Zodiac for any of the period listed above to either of PricewaterhouseCoopers LLP or STS Partners LLP.  "Tax Fees" include fees for professional services rendered by the auditor for tax compliance, tax advice and tax planning.